[Frank Russell Investment Company letterhead]



October 25, 2004


VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:   Frank Russell Investment Company
      File Nos.:  2-71299, 811-03153
      CIK No.:  0000351601

Ladies and Gentlemen:

On September 14, 2004, a 485APOS filing for Frank Russell Investment Company (the "Trust") was filed under Rule 485(a)(2) of the Securities Act of 1933, as amended, adding four new series to the Trust (the "First Filing"). The First Filing is labeled as Post-Effective Amendment No. 70 (Accession No.:
0000950134-04-013664) and was accepted as of September 15, 2004. On September 15, 2004, a second 485APOS filing for the Trust was filed under Rule 485(a)(2) in order to supplement the first filing with additional information (the "Second Filing"). The Second Filing is labeled as Post-Effective Amendment No. 71 (Accession No.: 0000950134-04-013718) and was also accepted as of September 15, 2004.

It was our intention that the First Filing be superseded by the Second Filing. In order to ensure that the First Filing does not become effective under Rule 485(a)(2), we respectfully request that pursuant to Rule 477 of the Securities Act of 1933, as amended, the Securities and Exchange Commission consent to the withdrawal of the First Filing. No securities were sold in connection with the First Filing.

Please direct any comments or questions regarding this withdrawal to John V. O'Hanlon at 617.728.7111 or Tiffany P. Gauthier at 617.654.8612.


Very truly yours,



/s/ Mary Beth Rhoden
Mary Beth Rhoden
Assistant Secretary